UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AVAX Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

053495305

(CUSIP Number)

Thomas Wyler
InCentive Holding Limited
Tödistrasse 36
CH-8002 Zurich
Switzerland
(+41) 44 205 9301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2007(1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) BioCentive signed a securities purchase agreement to acquire 24,000,000 shares of Common Stock and warrants for Common Stock on April 5, 2007. This purchase agreement was dated April 3, 2007. On April 24, 2007, BioCentive signed a second securities purchase agreement to acquire 4,400,000 shares of Common Stock and warrants for Common Stock. This purchase agreement was dated April 12, 2007. The Issuer announced on its Current Report on Form 8-K dated April 19, 2007 that on April 13, 2007 it had entered into these securities purchase agreements.

CUSIP No. 053495305
1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) InCentive Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC(2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14.	Type of Reporting Person (See Instructions) CO

(2) The shares were acquired directly by BioCentive using its working capital funds. InCentive is the parent corporation of BioCentive and holds these shares indirectly. InCentive shares voting and investment control with respect to these securities with BioCentive.

CUSIP No. 053495305
1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) BioCentive Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053495305
1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) René Braginsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14.	Type of Reporting Person (See Instructions) IN

(3) The shares were acquired directly by BioCentive using its working capital funds. René Braginsky is the ultimate controlling person of InCentive which is the parent corporation of BioCentive and holds these shares indirectly. Mr. Braginsky controls the voting and investment decisions of InCentive and may be deemed to share voting and investment control with respect to these securities.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock par value $0.004 per share (the “Common Stock”), of AVAX Technologies, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer's principal executive offices are located at 2000 Hamilton Street, Suite 204, Philadelphia, PA 19130.

Item 2.  Identity and Background

This Statement is being filed by InCentive Holding Limited (“InCentive”), BioCentive Limited (“BioCentive”), and René Braginsky (“Mr. Braginsky” and together with InCentive and BioCentive, the “Reporting Persons”).

InCentive is a stock corporation organized under the laws of Switzerland having a principal business address at Tödistrasse 36, CH-8002 Zurich, Switzerland. Its principal business is identifying and acquiring attractive investment opportunities.

BioCentive is a limited liability company organized under the laws of Bermuda having a principal business address at c/o Winchester Global Trust Company, P.O. Box HM 3396, Hamilton HM PX, Bermuda. Its principal business is identifying and acquiring attractive investment opportunities.

Mr. Braginsky, a citizen of Switzerland, has a business address at c/o InCentive Holding Limited, Tödistrasse 36, CH-8002 Zurich, Switzerland. His principal occupation is president and controlling principal of InCentive.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of funds or Other Consideration

The source of the $1,775,000 used to purchase shares of Common Stock and warrants exercisable for shares of Common Stock was the working capital of BioCentive.

Item 4.  Purpose of Transaction

InCentive and BioCentive share investment power and voting power with respect to the Common Stock reported by them with Mr. Braginsky, who serves as the control person of InCentive and BioCentive. The Reporting Persons acquired the Common Stock covered by this Statement because they considered the Common Stock to be an attractive investment opportunity. Mr. Braginsky may cause either or both Incentive or BioCentive to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by them at any time.

The Reporting Persons intend to review continuously their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Common Stock held by them, or may cause the purchase of additional Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which related to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of Issuer

(a) and (b)  As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 28,400,000 shares of Common Stock (the “Shares”) (or 19.9% of the outstanding Common Stock), which includes 14,200,000 shares of Common Stock issuable upon the exercise of warrants. The Reporting Persons share voting and dispositive power over the Shares. The percentage of shares of Common Stock owned is based upon 142,605,753 shares outstanding on April 27, 2007, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(c) On April 5, 2007, BioCentive, on behalf of InCentive and Mr. Braginsky, signed a securities purchase agreement to acquire 24,000,000 shares of Common Stock (including 12,000,000 shares of Common Stock issuable upon the exercise of warrants) in a private transaction with the Issuer at a purchase price of $0.125 per share. This purchase agreement was dated April 3, 2007. On April 24, 2007, BioCentive, on behalf of InCentive and Mr. Braginsky, signed a second securities purchase agreement to acquire an additional 4,400,000 shares of Common Stock (including 2,200,000 shares of Common Stock issuable upon the exercise of warrants) in a private transaction with the Issuer at a purchase price of $0.125 per share. This purchase agreement was dated April 12, 2007.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit A hereto, and an understanding among the Reporting Persons that the Shares will be voted as agreed between the Reporting Persons, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons any other person with respect to any securities of the Issuer

Item 7.  Material to be Filed as Exhibits

The following Exhibit is filed herewith:

Exhibit A - Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: May 21, 2007

InCentive Holding Limited

By:    /s/ René Braginsky
      Name: René Braginsky
      Title: Director

BioCentive Limited

By:    /s/ Joel R. Mesznik
          Name: Joel R. Mesznik
                  Title: Vice President

René Braginsky

By:    /s/ René Braginsky
                  Name: René Braginsky

EXHIBIT INDEX
Exhibit	Description
A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock par value $0.004 per share, of AVAX Technologies, Inc. and further agree that this Joint Filing Statement be included as Exhibit A to such joint filing.

Dated: May 21, 2007

InCentive Holding Limited

By:    /s/ René Braginsky
      Name: René Braginsky
      Title: Director

BioCentive Limited

By:    /s/ Joel R. Mesznik
          Name: Joel R. Mesznik
                  Title: Vice President

René Braginsky

By:    /s/ René Braginsky
                  Name: René Braginsky